02 JUN 18 AM 11: 12

JP Morgan

Morgan Guaranty
Trust Company of
New York

23 Wall Street
New York, NY 10015

The Morgan Bank
60 Wall Street
New York, NY 10015
ADR Administration - 36 Fl.

Securities and Exchange Commission
Office of International Corporate Finan
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549

02034958

SUPPL

American Depositary Receipts

Erratum to the Annual Report of 2001

Re: Kirin Brewery Company, Limited 2001

SEC File Number: 82-188

PROCESSED
JUN 2 6 2002
THOMSON
FINANCIAL

Dear Sirs:

Pursuant to Paragraph "C" in the Undertakings set forth in the registration Statement S-12 of the above mentioned American Depositary Receipts, we now enclose three copies of the above for your files:

Yours truly,

Denise F. Johnson

Denise F. Johnson
Authorized Signature

dlw 6/19

Enclosures

A Subsidary of
J.P. Morgan & Co.
Incorporated

Secltr

ERRATUM

The map entitled "Kirin Group Production Sites in Asia and Oceania" on page 8 of the 2001 Annual Report of Kirin Brewery Company, Limited should be replaced with the map printed below.

Major Kirin Group Operating Bases in Asia and Oceania


Philippines: 5 breweries
Indonesia: 1 brewery
New Zealand: 2 breweries
Australia: 5 breweries

○ Kirin Brewery Company, Limited
□ Lion Nathan Ltd.
● San Miguel Corporation

ERRATUM

The map entitled "Kirin Group Production Sites in Asia and Oceania" on page 8 of the 2001 Annual Report of Kirin Brewery Company, Limited should be replaced with the map printed below.

Major Kirin Group Operating Bases in Asia and Oceania


Philippines: 5 breweries
Indonesia: 1 brewery
New Zealand: 2 breweries
Australia: 5 breweries

◎ Kirin Brewery Company, Limited
□ Lion Nathan Ltd.
● San Miguel Corporation

ERRATUM

The map entitled "Kirin Group Production Sites in Asia and Oceania" on page 8 of the 2001 Annual Report of Kirin Brewery Company, Limited should be replaced with the map printed below.

Major Kirin Group Operating Bases in Asia and Oceania



Philippines: 5 breweries
Indonesia: 1 brewery
New Zealand: 2 breweries
Australia: 5 breweries

○ Kirin Brewery Company, Limited
□ Lion Nathan Ltd.
● San Miguel Corporation